UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 18, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Legend Biotech Corporation on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

Legend Biotech Announces Acceptance of Abstracts at the 2022 ASCO and EHA Annual Meetings

On May 18, 2022, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing the acceptance of several company-sponsored abstracts at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting and the European Hematology Association’s (EHA) 2022 Hybrid Congress.

The press release announcing the acceptance of abstracts at ASCO and EHA is attached to this Form as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 18, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer